Hogan & Hartson llp Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 + 1.202.637.5600 Tel + 1.202.637.5910 Fax www.hhlaw.com
January 11, 2010
VIA EDGAR AND COURIER DELIVERY
Jessica Livingston
Senior Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chemung Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarter Ended September 30, 2009 File No. 0-13888
Dear Ms. Livingston:
          On behalf of Chemung Financial Corporation (the “Company”), this letter responds to the Staff’s comment letter dated December 30, 2009, with respect to the above-referenced filings. In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses. We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.
Form 10-K for the Year Ended December 31, 2008
Directors, Executive Officers and Corporate Governance, page 33
1.	In future filings, please revise to include at least 5 years of business experience for each officer and director. Refer to Item 401(e) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 33

Jessica Livingston
January 11, 2010

2.	We note that several shareholders disclaim beneficial ownership of certain shares held by their respective spouses. Please revise the shareholder table to include those shares in their total of shares beneficially held. Refer to Rule 13d-3 of the Securities Act of 1934.
Response:
The Company acknowledges the Staff’s comment and will revise the shareholder table accordingly in future filings.
Executive Compensation, page 33
Compensation Discussion and Analysis, page 11 of proxy statement on Schedule 14A
3.	You indicate that salaries and overall compensation are based to a significant extent on information regarding peer institutions. In future filings, please identify the members of the peer group used in this process. If the company targets total compensation or any element of compensation to have a specific relationship to amounts paid by the peer group, please disclose such relationship. Also, discuss the amounts ultimately paid in those elements of compensation compared to the targeted relationship to amounts that the peer group paid their executives.
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.
4.	With respect to the “additional bonus payments,” please revise to clarify the preestablished targets and actual performance as well as Mr. Bentley’s individual performance that led to his bonus payment.
Response:
The Company acknowledges the Staff’s comment and will include the requested revisions in future filings.
Certain Relationships and Related Transactions, and Director Independence, page 33
Related Matters, page 18 of proxy statement on Schedule 14A
5.	In future filings, please include the disclosure concerning director independence discussed under Item 407(a) of Regulation S-K, as required by Item 13 of Form 10-K.
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.
6.	We note the disclosure on page 18 of the Schedule I4A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rates and

Jessica Livingston
January 11, 2010

collateral, as those prevailing at the time for comparable loans with persons not related to the company. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.
Response:
The Company confirms that the loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company. The Company will include the requested information in future filings.
7.	Please include a section entitled “Compensation Committee Interlocks and Insider Participation” and address the disclosure called for in Items 407(e)(4) and (e)(5) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.
Signature Page
8.	Please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.
Response:
The Company’s principal accounting officer, Mr. John R. Battersby, executed the Form 10-K as “Treasurer and Chief Financial Officer,” his title at the Company. The Company acknowledges the Staff’s comment and will revise the signature page in future filings to identify Mr. Battersby as the Company’s principal accounting officer.
Form 10-Q for the Quarter Ended September 30, 2009
General
9.	Please include page numbers in all future filings.
Response:
The Company acknowledges the Staff’s comment and will include page numbers in all future filings.
Consolidated Statements of Income
10.	We note your presentation of other-than-temporary impairment (“OTTI”) losses on investment securities on the face of your income statement. Please tell us and revise your future filings to explain how the recognition of additional credit-related OTTI could result in a gain reported in other comprehensive income. Relate this discussion to your accounting policy for determining and measuring credit losses and explain how changes in credit quality may or may not correlate to changes in overall fair value of the impaired securities.

Jessica Livingston
January 11, 2010

Response:
Regarding the two trust preferred security pools held for which OTTI charges have been recorded, the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery. Therefore, in accordance with the FASB issued Staff Position No. 115-2 and No. 124-2, the OTTI has been separated into the amount representing the credit loss and the amount related to all other factors, with the amount representing the credit loss recognized in earnings and the amount related to all other factors recognized in other comprehensive income. When the analysis of these securities was conducted at September 30, 2009, the present value of expected future cash flows using a discount rate equal to the yield in effect at the time of purchase, was compared to the previous quarters’ analysis. This analysis indicated a further decline in value attributed to credit related factors stemming from further deterioration in the underlying collateral payment streams. Therefore the amount of this decline in fair value or OTTI was recorded in earnings. Additionally, the present value of the expected future cash flows was calculated using a current estimated discount rate that a willing market participant might use to value the securities based on current market conditions and interest rates. This comparison indicated an increase in value from the previous quarter based on factors other than credit which resulted in a gain reported in other comprehensive income. This result is attributed to the fact that a lower discount rate was utilized in the present value of the expected future cash flow calculations compared to the previous quarter, since some improvement had been noted in the credit markets related to overall corporate and financial institution credit spreads. Therefore, while the credit quality related to these securities declined during the quarter, the OTTI related to other factors actually improved and partially offset the decline in credit quality when assessing the overall fair value of the impaired securities. This occurrence explains how changes in credit quality may or may not correlate to changes in the overall fair value of the impaired securities as the change in credit quality is only one component in assessing the overall fair value of the impaired securities.
The Company acknowledges the Staff’s comment and will include the requested information in all future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality
11.	We note the significant increase in troubled debt restructurings during the nine months ended September 30, 2009 and that the majority of the increase relates to $6.3 million of commercial loans to one borrower. Given the significance of troubled debt restructurings to your total non-performing loans, please revise your future filings to provide the following enhanced disclosures:
•	Troubled debt restructurings quantified by loan type, quantified separately as accrual and nonaccrual;

•	Policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status;

•	Quantifications of types of concessions made (e.g., reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of the bank’s success with the different types of concessions; and

Jessica Livingston
January 11, 2010

•	If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, the amount of interest income recognized should be disclosed. Refer to ASC 310-10-45 (SPAS 114, paragraphs 58-59).
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.
12.	We note that the majority of your impaired loans do not have an associated allowance for loan losses. Please revise your disclosure in future filings to more clearly explain the methods used to measure impairment and to clarify why the majority of your impaired loans did not require a specific reserve. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:
•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•	Whether you make any adjustments to the appraisals and why;

•	Type of appraisals, such as “retail value” or “as is value”;

•	How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

•	How you determine the amount to charge-off, and

•	In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.
Response:
The Company acknowledges the Staff’s comment and will include the requested information in future filings.

Jessica Livingston
January 11, 2010

13.	As a related matter, describe how charge-offs for confirmed losses impact the coverage ratio. For example, consider providing the following types of disclosure in your future filings:
•	Nonperforming loans for which the full loss has been charged-off to total loans;

•	Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;

•	Charge-off rate for nonperforming loans for which the full loss has been charged-off;

•	Coverage ratio net of nonperforming loans for which the full loss has been charged-off;

•	Total allowance divided by (total loans less nonperforming loans for which the full loss has been charged-off); and

•	Allowance for individually impaired loans divided by total loans that are individually impaired.
Response:
The Company acknowledges the Staff’s comment and will consider including the requested information in future filings.
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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-8575 or Gregory F. Parisi at 202-637-5524.
Sincerely,
/s/ Stuart G. Stein
Stuart G. Stein
cc: Ronald Bentley